Exhibit 99.1

Ability, Inc. Reports Third Quarter Financial Results

Company Books Initial ULIN Sale;

ULIN Pipeline Continues to Expand with 10 Projects in Advanced Stages of Negotiation

TEL AVIV, ISRAEL, November 15, 2016 / PRNewswire / – Ability, Inc. (NASDAQ: ABIL), a leading provider of innovative tactical communications intelligence solutions, today announced its financial results for the three and nine months ended September 30, 2016.

“We completed our first ULIN sale, to a Latin American government, and booked the initial revenue for this deal,” commented Anatoly Hurgin, Ability’s Chief Executive Officer. “We recognized approximately $400,000 for this $5.1 million sale in the third quarter, and expect to recognize approximately $1.3 million each of the next three quarters and approximately $800,000 in the third quarter of 2017. Our sales pipeline for ULIN continues to expand and mature. In August, we announced six potential deals in advanced negotiations. Today, I’m happy to announce that number has increased to 10. It remains challenging to project the sales cycle as this technology remains new, and the sales model is unique, but I am encouraged that interest in ULIN continues to grow. Simultaneously, while we are primarily focused on ULIN, we expanded our pipeline of interest in legacy cellular, geolocation and other solutions, as this grew to six potential projects in advanced stages of negotiation.”

2016 Third Quarter Financial Summary

Revenues for the third quarter of 2016 were $6.5 million compared with $9.0 million for the third quarter of 2015. The decrease was related to the project-oriented nature of Ability’s business and the ongoing transition to a revenue stream more focused on ULIN, which is a new offering with a sales cycle which may be initially hard to predict. The third quarter revenues derived mostly from sales of non-ULIN solutions, including satellite and other cellular interception.

Gross margin for the third quarter of 2016 increased to 50.8% compared to 48.3% in the year ago quarter. The increase was primarily due to the higher margins related to the first ULIN deployment.

Net loss for the three months ended September 30, 2016 was $(889,000), or $(0.04) per basic and diluted share, compared with net income of $2.9 million, or $0.12 per basic and diluted share, for the third quarter of 2015. EBITDA for the three months ended September 30, 2016 was $(1.1) million compared to $3.3 million in the third quarter of 2015. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results.

The results for the third quarter of 2016 reflect a payment by the Company under a legal settlement, approved by the Board but not yet executed, in an amount of $1.8 million, as well as $654,000 in legal and professional services fees related to the Audit Committee’s investigation of the previously announced restatement. The settlement is with respect to a claim previously disclosed brought against Ability Computer & Software Industries Ltd. and the Company's controlling shareholders, Messrs. Anatoly Hurgin and Alexander Aurovsky. The total settlement amount for the claim was $2.25 million. The Company and Messrs. Hurgin and Aurovsky agreed to appoint an independent third party to make a final determination as to which of the parties should pay the settlement amount, and the allocation of the settlement amount between the Company and Messrs. Hurgin and Aurovsky, if applicable. The Company has agreed to pay 80%, and Messrs. Hurgin and Aurovsky have agreed to pay the balance, in each case until a final determination of the allocation by the independent third party is made. Excluding these non-operational expenses of $2.5 million, the Company would have reported positive EBITDA for the quarter.

2016 Year-to-Date Financial Summary

Revenues for the first nine months of 2016 were $14.0 million compared with $50.2 million for the first nine months of 2015. The decrease was related to the project-oriented nature of Ability’s business and the ongoing transition to a revenue stream more focused on ULIN, which is a new offering with a sales cycle which may be initially hard to predict.

Gross margin for the first nine months of 2016 was 46.7% compared with 44.3% for the first nine months of 2015. Net loss for the nine months ended September 30, 2016 was $(4.2) million, or $(0.17) per basic and diluted share, compared with net income of $15.1 million, or $0.62 per basic and diluted share, for the nine months ended September 30, 2015. EBITDA for the nine months ended September 30, 2016 was $(3.2) million compared to $18.4 million in the first nine months of 2015. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results. The first nine months of 2016 included a legal settlement of $1.8 million, as well as $788,000 in legal and professional services fees. In the aggregate, non-operational expenses totaled $2.6 million.

Balance Sheet Highlights

Cash and cash equivalents at September 30, 2016 totaled $19.5 million compared to $25.8 million as of December 31, 2015. Cash used in operating activities was $4.3 million for the nine months ended September 30, 2016 compared with cash provided by operating activities of $12.2 million in the prior year period. Shareholders' equity totaled $13.5 million as of September 30, 2016 compared with $17.8 million as of December 31, 2015.

Conference Call Details

Management will host a conference call at 9 a.m. Eastern Time on November 15, 2016 to discuss the results with the investment community.

Details regarding the conference call are as follows:

☐	Conference ID: 7637729

☐	Date: Tuesday, November 15, 2016

☐	Time: 9 a.m. ET

☐	Participant Dial-in (U.S.): 1-888-778-8884

☐	Participant Dial-in (Israel): 1 80 924 6064 or +972 (0) 3 721 9423

☐	Participant Dial-in (International/Toll): 1-913-312-1444

☐	Webcast Link: http://public.viavid.com/index.php?id=121854

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A replay will be available until November 22, 2016 and can be accessed by dialing 1-844-512-2921 if calling within the United States, or 1-412-317-6671 if calling internationally. Please reference conference ID 7637729 to access the replay.

The conference call will also be broadcast live via webcast over the Internet and accessible at http://public.viavid.com/index.php?id=121854.

About Ability, Inc.

Ability, Inc., ("Ability") is the sole owner of Ability Computer & Software Industries Ltd., following the December 2015 closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994. We provide advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. We have sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interception, the first-to-market SaaS strategic interception system with voice, text and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability's scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers' needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

or

Brett Maas

Tel: 646-536-7331

brett@haydenir.com

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Ability Inc.

Consolidated Balance Sheets

	Unaudited	Audited
	September 30,	December 31,
	2016	2015
	U.S. Dollar in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (VIE - $764 thousand as of December 31, 2015)	$19,451	$25,829
Restricted deposits	$-	$325
Accounts receivable (VIE - $593 thousand as of December 31, 2015)	$3,064	$3,804
Inventory*	$1,749	$1,476
Accumulated costs with respect to projects in excess of progress payments	$98	$-
Due from Controlling Shareholders	$-	$574
Deferred taxes	$431	$-
Other current assets (VIE - $137 thousand as of December 31, 2015)	$130	$1,812
Total Current Assets*	$24,923	$33,820

NON-CURRENT ASSETS:
Other long term assets	$116	$112
Deferred taxes	$48	$-
Restricted deposit for put option	$11,979	$11,900
Property and equipment, net	$717	$757
Total Non-Current Assets	$12,860	$12,769

Total Assets*	$37,783	$46,589

LIABILITIES & SHAREHOLDER'S DEFICIT:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$287	$60
Accounts payable, accrued expenses and other accounts payable*	$4,362	$1,844
Income tax payable	$1,192	$6,062
Accrued expenses and accounts payable with respect to Projects (VIE - $588 thousand as of December 31, 2015)*	$6,064	$6,967
Due to related company	-	$600
Progress payments in excess of accumulated costs with respect to Projects*	$-	$1,019
Total Current Liabilities*	$11,905	$16,552

NON-CURRENT LIABILITIES:
Other accounts payable	$116	$112
Put option liability	$11,900	$11,900
Accrued severance pay	$328	$270
Total Non-Current Liabilities	$12,344	$12,282

Total Liabilities*	$24,249	$28,834

SHAREHOLDERS' EQUITY
Preferred shares $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at September 30, 2016 and December 31, 2015.	$-	$-
Ordinary shares $0.0001 par value, 200,000,000 shares authorized, 25,276,142 shares issued and outstanding at September 30, 2016 and December 31, 2015.	$3	$3
Additional paid in capital	$18,560	$18,560
Accumulated deficit (VIE - $906 thousand as of December 31, 2015)	$(5,029)	$(808)
Total Shareholders' Equity	$13,534	$17,755
Total Liabilities and Shareholders' Equity*	$37,783	$46,589

* Reclassified

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Ability Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	U.S. Dollar in thousands, except per share data

Revenues	$6,492	$9,029	$13,970	$50,184
Cost of revenues	$3,197	$4,671	$7,453	$27,949
Gross profit	$3,295	$4,358	$6,517	$22,235

Sales and marketing expenses	$1,083	$731	$4,006	$2,865
General and administrative expenses	$3,351	$372	$5,867	$1,058
Operating income (loss)	$(1,139)	$3,255	$(3,356)	$18,312

Finance (income) expenses, net	$51	$(210)	$(11)	$42
Income (loss) before income taxes	$(1,190)	$3,465	$(3,345)	$18,270

Income taxes (benefit) expenses	$(301)	$595	$876	$3,137
Net Income (loss)	$(889)	$2,870	$(4,221)	$15,133

Weighted-average ordinary shares outstanding - Basic and diluted	24,582,874	24,582,874	24,582,874	24,582,874

Earnings (loss) per ordinary basic and diluted	$(0.04)	$0.12	$(0.17)	$0.62

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Ability Inc.

Consolidated Cash flows

	Unaudited
	Nine months ended
	September 30,
	2016	2015
	U.S. Dollar in thousands
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)	$(4,221)	$15,133

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	$112	$76
Capital loss	-	$18
Impairment of fixed assets	$114	-
Change in operating assets and liabilities:
Restricted deposits	$325	$170
Accounts receivable	$740	$(7,274)
Inventory*	$(273)	$(517)
Deferred taxes	$(479)	$54
Other current assets	$1,682	$182
Restricted deposit for put option	$(79)	$-
Accrued payroll and other compensation related accruals	$227	$(762)
Accounts payable, accrued expenses and other accounts payable*	$2,518	$(108)
Income tax payable	$(2,387)	$2,338
Accrued expenses and accounts payable with respect to Projects*	$(903)	$4,606
Due to related company	$(600)	$-
Progress payments in excess of accumulated costs with respect to Projects*	$(1,117)	$(1,696)
Accrued severance pay	$58	$56
Total adjustments	$(62)	$(2,857)
Net Cash Provided by (Used in) Operating Activities	$(4,283)	$12,276

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of Property and equipment	$(186)	$(399)
Proceeds from sale of Property and equipment	$-	$215
Net Cash Used in Investing Activities	$(186)	$(184)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	-	$(6,164)
Due from/to Controlling Shareholders, net*	$574	$(541)
Withholding taxes paid by the Company on behalf of the Controlling shareholders' with respect to dividends distributed	$(3,403)	$-
Withholding taxes paid by the Controlling Shareholders to the Company with respect to dividends distributed, to be paid by the Company to the Israeli Tax Authorities	$920	$-
Net Cash Used in Financing Activities	$(1,909)	$(6,705)

Net Change In Cash	$(6,378)	$5,387
CASH AT BEGINNING OF THE YEAR	$25,829	$11,709
CASH AND CASH EQUIVALENTS AT END OF THE FISCAL PERIOD	$19,451	$17,096

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest and banks' charges	$28	$22
Income tax	$3,755	$353

* Reclassified

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Ability Inc.

Consolidated EBITDA

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	U.S. Dollar in thousands

Operating income (loss)	$(1,139)	$3,255	$(3,356)	$18,312
Depreciation	$39	$14	$112	$76
EBITDA income (loss)	$(1,100)	$3,269	$(3,244)	$18,388

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